PRESS RELEASE FOR IMMEDIATE PUBLICATION	EXHIBIT 99.1

TIW CLOSES SALE OF MINORITY INTEREST IN ROMANIAN SUBSIDIARY

Proceeds will be used to repay bank debt

Montréal, Canada, March 19, 2003, — Telesystem International Wireless Inc. (“TIW”) and ClearWave N.V (“ClearWave”) are pleased to announce that they have closed the sale of 11,135,555 shares of MobiFon S.A. (“MobiFon”) currently owned by ClearWave Holdings b.v., a subsidiary of ClearWave, for a total cash consideration of US$ 42.5 million to an affiliate of Emerging Markets Partnership (“EMP”).

ClearWave will use substantially all of the net proceeds from the sale to EMP, to repay inter-company demand notes due to TIW and pay related interest. TIW in turn will use the proceeds from the repayment of those notes to reduce the principal amount outstanding under its senior secured corporate facility.

EMP, a global private equity firm, is advisor to funds having over US$ 6 billion in assets, and will fund the acquisition from its US$ 550 million AIG Emerging Europe Infrastructure Fund.

“TIW’s financial situation is continuing to improve and our available cash resources and expected dividends from MobiFon will allow us to repay our corporate credit facility in full prior to its stated maturity of June 30, 2003. Our main corporate debt will then be comprised of US$ 220 million in principal amount of 14% Senior Guaranteed Notes due December 2003 and we will continue to review opportunities to refinance our corporate debt, raise new financing and sell assets,” said André Gauthier, Vice-President and Chief Financial Officer of TIW.

With the completion of this transaction, and depending on the timing and extent of each MobiFon shareholder’s participation in its ongoing share repurchase, ClearWave’s ultimate ownership of MobiFon may vary between 56.6% and 57.7%. For the same reason, EMP’s ultimate ownership may vary between 5.7% and 5.9%. TIW’s interest in ClearWave is 85.6%.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About MobiFon

MobiFon leads the mobile communications market in Romania with over 2,600,000 GSM customers at the end of 2002. MobiFon launched the first GSM network in Romania, on April 15, 1997 under the brand name Connex. The Connex network covers 97 percent of the Romanian population and offers roaming services in 94 countries/areas, through 217 operators.

About TIW and ClearWave N.V.

TIW, through its subsidiary ClearWave N.V., is a leading cellular operator in Central and Eastern Europe with over 3.9 million managed subscribers. ClearWave is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Ceský Mobil a.s. TIW’s shares are listed on the Toronto Stock Exchange (“TIW”) and NASDAQ (“TIWI”).

FOR INFORMATION:

MEDIA: MARK BOUTET Telesystem International Wireless Inc. (514) 673-8406 mboutet@tiw.ca	INVESTORS: SERGE DUPUIS Telesystem International Wireless Inc. (514) 673-8443 sdupuis@tiw.ca

Our web site address is: www.tiw.ca